Putnam Equity Income Fund 012 Annual 11/30/07

77C

May 15, 2007 meeting

A proposal to approve a new management contract between the fund and Putnam Investment
Management, LLC was approved as follows:

Votes for 		Votes against 	Abstentions
125,063,638 	4,505,014 	4,691,991

All tabulations are rounded to the nearest whole number.